SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30440]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

March 29, 2013

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of March 2013. A copy of each application may be

obtained via the Commission's website by searching for the file number, or for an applicant

using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-

8090. An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at

the address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on April 23, 2013, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Exemptive Applications Office, 100 F Street, NE, Washington, DC 20549-8010.

Highland Floating Rate Fund [File No. 811-8953]
Highland Floating Rate Advantage Fund [File No. 811-9709]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants have transferred their assets to a series of Pyxis Funds I, and on June 13, 2011, each applicant made a final distribution to its shareholders based on net asset value. Expenses of approximately $275,832 and $365,637, respectively, incurred in connection with the reorganizations were paid by each applicant.

Filing Dates: The applications were filed on October 12, 2012, and amended on January 24, 2013.

Applicant's Address: 300 Crescent Ct., Suite 700, Dallas, TX 75201.

Highland Event Driven Fund [File No. 811-22101]
Highland/U.S. Global Infrastructure Fund [File No. 811-22226]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants have never made public offerings of their securities and do not propose to make public offerings or engage in business of any kind.

Filing Dates: The applications were filed on October 10, 2012, and amended on January 24, 2013.

Applicants' Address: 300 Crescent Ct., Suite 700, Dallas, TX 75201.

Legg Mason Investment Trust Inc. [File No. 811-9613]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to a corresponding shell series of Legg Mason Investment Trust, and on April 30, 2012, applicant made a final distribution to its shareholders based on net asset value. Expenses of approximately $38,567 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on February 5, 2013, and amended on March 1, 2013.

Applicant's Address: 100 International Dr., 7th Floor, Baltimore, MD 21202.

BlackRock Credit Allocation Income Trust II, Inc. [File No. 811-21286]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock Credit Allocation Income Trust IV and, on December 10, 2012, made a final distribution to its shareholders based on net asset value. Expenses of $340,672 incurred in connection with the reorganization were paid by BlackRock Advisors, LLC, applicant's investment adviser.

Filing Dates: The application was filed on January 15, 2013, and amended on February 21, 2013 and March 25, 2013.

Applicant's Address: 100 Bellevue Parkway, Wilmington, DE 19809.

Excelsior Multi-Strategy Hedge Fund of Funds (TE), LLC [File No. 811-22035]
Excelsior Multi-Strategy Hedge Fund of Funds (TI), LLC [File No. 811-22036]
Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC [File No. 811-22318]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicants have transferred their assets to Excelsior Multi-Strategy Hedge Fund of Funds, LLC (formerly named Excelsior Multi-Strategy Hedge Fund of Funds Master Fund, LLC) and, on December 31, 2012, Excelsior Multi-Strategy Hedge Fund of Funds (TE), LLC and Excelsior Multi-Strategy Hedge Fund of Funds (TI), LLC, and on January 31, 2013, Excelsior Multi-Strategy Hedge Fund of Funds (TE2), LLC, each made a final distribution to its shareholders based on net asset value. Each applicant incurred expenses of approximately $75,000 in connection with its reorganization.

Filing Date: The applications were filed on February 21, 2013.

Applicant's Address: 225 High Ridge Rd., Stamford, CT 06905.

Eclipse Funds [File No. 811-4847]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding shell series of MainStay Funds Trust and, on May 25, 2012, made a final distribution to its shareholders based on net asset value. Expenses of $142,330 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on February 8, 2013.

Applicant's Address: 51 Madison Ave., New York, NY 10010.

NCM Capital Investment Trust [File No. 811-22015]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 30, 2012, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $13,793 incurred in connection with the liquidation were paid by NCM Capital Advisers, Inc., applicant's investment adviser.

Filing Date: The application was filed on February 22, 2013.

Applicant's Address: 2634 Durham-Chapel Hill Boulevard, Suite 206, Durham, NC 27707.

DWS Value Equity Trust [File No. 811-1444]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to DWS S&P 500 Index Fund, a series of DWS Institutional

Funds, and on April 30, 2012, applicant made a final distribution to its shareholders based on net asset value. Expenses of $185,690 incurred in connection with the reorganization were paid by Deutsche Investment Management Americas Inc., applicant's investment adviser.

Filing Date: The application was filed on February 22, 2013.

Applicant's Address: 345 Park Ave., New York, NY 10154.

Midas Perpetual Portfolio, Inc. [File No. 811-2474]
Midas Magic, Inc. [File No. 811-4625]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. The applicants have transferred their assets to Midas Series Trust and, on October 12, 2012, each made a final distribution to its shareholders based on net asset value. Expenses of approximately $79,092 and $79,487, respectively, incurred in connection with the reorganizations were paid by each applicant.

Filing Date: The applications were filed on March 4, 2013.

Applicant's Address: 11 Hanover Sq., New York, NY 10005.

FBR Funds [File No. 811-21503]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of Hennessy Funds Trust or Hennessy Mutual Funds, Inc. and, on October 26, 2012, made a final distribution to its shareholders based on net asset value. Expenses of $1,175,000 incurred in connection with the reorganization were paid by FBR Fund Advisers, Inc., applicant's investment adviser, and Hennessy Advisors, Inc., investment adviser to the acquiring funds.

Filing Date: The application was filed on March 1, 2013.

Applicant's Address: FBR Fund Advisers, Inc., 1001 Nineteenth St. North, Arlington, VA 22209.

YieldQuest Funds Trust [File No. 811-21771]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 31, 2012, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $31,250 incurred in connection with the liquidation were paid by applicant and YieldQuest Advisors, LLC, applicant's investment adviser.

Filing Date: The application was filed on February 22, 2013.

Applicant's Address: 3280 Peachtree Rd., Suite 2600, Atlanta, GA 30305.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary